May 6, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Jeffrey Gabor
Joseph McCann

Re:	Cortexyme, Inc. Acceleration Request

Acceleration Request

Requested Date:	May 8, 2019
Requested Time:	3:30 p.m. Eastern Time

Ladies and Gentlemen:

Cortexyme, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-1 (File No. 333-230853), as amended, effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Andrew D. Thorpe or Peter M. Lamb, both of whom are attorneys with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Thorpe at (415) 773-5970, or in his absence, Mr. Lamb at (650) 289-7117.

269 East Grand Ave.

South San Francisco, CA 94080

Sincerely,

CORTEXYME, INC.

By:	/s/ Casey C. Lynch
Name: Casey C. Lynch
Title: President and Chief Executive Officer

cc:	Chris Lowe, Cortexyme, Inc.
Andrew D. Thorpe, Orrick, Herrington & Sutcliffe, LLP
Peter M. Lamb, Orrick, Herrington & Sutcliffe, LLP
Brian J. Cuneo, Latham & Watkins LLP
B. Shayne Kennedy LLP, Latham & Watkins LLP